

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2014

<u>Via E-mail</u>
Richard Palmer
Chief Financial Officer
Global Clean Energy Holdings, Inc.
2790 Skypark Drive, Suite 105
Torrance, California 90505

> **Re: Global Clean Energy Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 29, 2013**
> **Form 10-Q for the Quarter Ended September 30, 2013**
> **Filed November 7, 2013**
> **Form 8-K furnished May 30, 2013**
> **Response Letter Dated May 16, 2014**
> **File No. 000-12627**

Dear Mr. Palmer:

We have reviewed your response letter dated May 16, 2014, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your documents in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26</u>

<u>Critical Accounting Policies, page 27</u>

1. We note that your response to our prior comment 1 includes your expectations on future revenue that you believe support your 43% growth rate used in your impairment analysis of long-lived assets. We also note your disclosure that you recognized an impairment charge of $1.8 million on deferred growing costs in the fourth quarter of 2013 and also

evaluated all other long-lived assets, including Plantation Development Costs and determined these costs were not impaired based on the future expected revenues. However, given the disagreements with your former independent registered public accountants with respect to the potential impairment of your plantation development costs and other long-lived assets as outlined in Exhibit 16 to the report on Form 8-K filed on May 6, 2014, we continue to have concerns on the assumptions used in your impairment analysis and the valuations of certain of your long-lived assets and believe that until we review the audited financial statements included in the Form 10-K for the year ended December 31, 2013, we cannot complete our review. Please file your Form 10-K for the year ended December 31, 2013, including the required audited financial statements for this period as soon as possible.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief